UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K   ☒ Form 20-F   ☐ Form 11-K  ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: September 30, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Prestige Wealth Inc.

Full Name of Registrant

N/A
Former Name if Applicable

Suite 3201, Champion Tower, 3 Garden Road, Central
Address of Principal Executive Office (Street and Number)

Hong Kong
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Annual Report on Form 20-F for the fiscal year ended September 30, 2024 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company’s financial statements in time for filing. The Company anticipates filing its Form 20-F on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kazuho Komoda	+852	2122 8560
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Prestige Wealth Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 31, 2025	By:	/s/ Kazuho Komoda
Kazuho Komoda
	Title:	Chief Executive Officer, Director, and
Chairman of the Board of Directors

Anticipated Changes

We anticipate that we will report the following changes in the results of operations from the 2024 fiscal year:

Our total net revenue was approximately $0.6 million and $0.3 million for the years ended September 30, 2024 and 2023, respectively. Revenue generated from wealth management services in the fiscal year ended September 30, 2024 decreased compared to the fiscal year ended September 30, 2023, and revenue generated from asset management services increased compared to the fiscal year ended September 30, 2023.

Our revenue generated from wealth management services was approximately $13,000 for the year ended September 30, 2024, which represented a significant decrease of approximately $63,000 compared to the same period in 2023. The decrease was primarily due to the fact that there was a decrease in revenue for providing wealth management services to HK client.

Our revenue generated from asset management services increased by approximately $0.4 million for the fiscal year ended September 30, 2024 as compared to the fiscal year ended September 30, 2023. The increase was due to increased revenue from advisory service fees generated from ongoing advisory services we provided to investment companies.

Our operating costs and expenses increased by approximately $7.6 million for the fiscal year ended September 30, 2024 as compared to approximately $1.4 million for the fiscal year ended September 30, 2023. The increase was mainly due to the increased expenses on administrative expenses, shares-based compensation, warrants expenses, provisions for bad debts, and amortization of right-of-use assets.

As a result of the foregoing, our net loss was approximately $6.9 million for the fiscal year ended September 30, 2024 and our net loss was approximately $1.0 million for the fiscal year ended September 30, 2023.

The above anticipated change are subject to change as we are still in process of completing our financial statements contained in the annual report on Form 20-F.

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